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                                                                    Exhibit 99.1

[LOGO VIVENDI UNIVERSAL]


               VIVENDI UNIVERSAL LAUNCHES UP TO EURO 1 BILLION OF
                        NOTES MANDATORILY REDEEMABLE FOR
                            VIVENDI UNIVERSAL SHARES


This press release does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

Paris, November 14, 2002 - Vivendi Universal announced today an offering of notes mandatorily redeemable for Vivendi Universal shares for an amount between Euro 770 million and Euro 1 billion. The notes will be offered to institutional investors outside the United States, Canada or Japan between 14 November and 15 November 2002, subject to early termination of the institutional offering period. A public offering to individuals in France will occur during a period of three trading days following the last day of the offering to institutional investors. The final terms of the offering will be set on or before 15 November 2002. The issue price of the notes will be set at a premium to the reference price of a Vivendi Universal share at the time the final terms are determined. Vivendi Universal expects to price the notes at premium of about 21-26% to the reference price.

The notes will be issued at par and will have a 3-year maturity from the settlement date of 26 November 2002. They will carry an annual interest rate of 7.50-8.25%. Vivendi Universal will pay on 28 November 2002 the full amount of interest payable from the settlement date to the maturity date, discounted to its net present value.

The notes will be mandatorily redeemable for new Vivendi Universal shares at the maturity date of 25 November 2005, or at anytime from 26 May 2003 at the noteholders' option.

The number of shares to be delivered at maturity will be of one share per note. Any noteholders requesting redemption before the maturity date will receive fewer shares per note.

Redemption of these notes will result in the creation by November 25, 2005, of a number of Vivendi Universal shares that will depend on the issue price of the notes, but that will not exceed 80 million shares.

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This offering is being conducted in France on the basis of a prospectus which received the visa No. [02 - 1141] from the French Commission des operations de bourse on November 14, 2002.


Disclaimer
----------

This press release does not constitute an offer for sale of securities in the United States or any other jurisdiction. The convertible bonds will not be registered under the U.S. Securities Act of 193, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the final and definitive offering terms and/or reimbursement conditions are different from those described above; the amount of shares created as a result of the offering is different from that described above; the offering does not provide Vivendi Universal with the financial results or other benefits it expects to obtain in connection with its current financing and/or disposals efforts; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov {http://www.sec.gov} or directly from Vivendi Universal. Vivendi Universal does not undertake to, nor has any obligation to, provide, update or revise forward-looking statements.



CONTACTS:

Media                         Investor Relations
Paris                         Paris
Antoine Lefort                Laurence Daniel
+33 (1) 71.71.1180            +33 (1).71.71.1233
Alain Delrieu
+33 (1).71.71.1086